June 20, 2006


Mr. Michael M. Megless
Chief Financial Officer, Spectrum Sciences and Software Holding
Corp.
3130 Fairview Park Drive, Suite 400
Falls Church, VA 22042

Re:		Spectrum Sciences and Software Holding Corp.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
      File No. 0-50373


Dear Mr. Megless:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 1. Business, page 1

1. We read that the Horne acquisition "resulted in the management of
Horne taking control of [you] effective June 2005." Based on the disclosures in your financial statements, it appears that your merger with Horne resulted in the former shareholders of Horne owning about
12% of your post-merger company. It is unclear to us how this transaction constitutes a change in control of you. Please advise and revise future filings to clarify this matter.

Item 6. Selected Financial Data, page 9

2. We note that the measure you call EBITDA excludes expenses related to non-cash stock option awards to employees or directors. If you intend to present this measure in future filings, please comply with the following comments; otherwise, please confirm to us that you will not continue to present this measure.

* In future filings, please revise the title of this measure to clearly identify all adjusting items. Refer to Question 14 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
* We note that stock compensation expense appears to be a recurring expense for your company. Please provide to us, and disclose in future filings, all disclosures required by Question 8 of our Non-GAAP
FAQ. In this regard, we remind you that a burden is placed upon you to demonstrate the usefulness of any measure that excludes recurring items. Also refer to Section G "Non-GAAP Financial Measures" of SAB
No. 107.
* Also apply these comments to your non-GAAP measure called
Adjusted
EBITDA.

Item 7. Management`s Discussion and Analysis

Security Solutions, page 14

3. We note your segmental analysis of results of operations beginning on page 14. It is unclear to us why you have not provided an analysis of your segmental measure of profit or loss, which appears from Note
16 to your financial statements to be operating income or loss. Please advise or revise future periodic filings to analyze your segmental measure of profit or loss. Refer to Item 303(a) of Regulation S-K and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 17

4. In future filings please provide a more detailed description of activities that provide or use cash in operating, investing and financing activities. In the discussion of operating cash flows, address the impact of and reasons for changes in working capital components. Refer to SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive Income
(Loss),
page 21

5. It appears that you generate revenues from both the sale of products and from services. Please revise future filings to separately disclose revenues and cost of revenues for products and services in accordance with Article 5-03 of Regulation S-X, or tell us why this disclosure is not applicable.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 24

6. We note that you recognize revenue under the percentage of completion method for all of your segments except Repair and Overhaul.
Based on the description of your business and your segments elsewhere in your filing, it is unclear to us that this methodology is appropriate for all business done by all of your segments. Please provide us with a detailed explanation of how you determined that this methodology was appropriate for each segment, including the accounting guidance that you relied upon. Refer to Section 2(F)(2) of our outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Earnings (Loss) Per Share, page 27

7. In future filings please provide the disclosures required by paragraph 40(c) of SFAS 128.

Note 3 - Acquisitions, page 28

8. We note your disclosures related to the acquisition of Horne.
It
appears that all contingent consideration related to the Horne acquisition was dependent upon Horne achieving 2005 EBITDA of $3.25 million. We assume from your disclosures that Horne did not achieve the specified 2005 EBITDA. If true, please revise future filings to clarify that all contingencies have been resolved and the purchase price of $13.6 million is final; otherwise, please advise and revise future filings to clarify this matter.


9. We note from your purchase price allocation that you have allocated approximately 98% of the purchase price for Horne to goodwill. We have the following comments:

* Please explain to us in greater detail why you paid a price so far
in excess of the fair value of the acquired net assets.
* Please tell us how you determined the fair value of the acquired assets and liabilities.
* Please tell us how you determined that there were no other intangible assets that you acquired.
* We note your statement that "the primary purpose of the Horne acquisition was to effectuate a business combination pursuant to which the management of Horne would replace Spectrum`s then-current management team." We also note that your then-current CEO and CFO stepped down at the time of this acquisition, and that Horne`s CEO and
CFO became your CEO and CFO.  If the primary purpose of paying
$13.6
million to Mssrs. Horne and Megless and Mr. Horne`s wife, as the sole shareholders of Horne, was to obtain new management for your company, please tell us what consideration you gave to whether a portion of the total $13.6 million payment effectively represented compensation for
Mssrs. Horne and Megless agreeing to become your CEO and CFO. Based on your current disclosures, it is unclear to us that the sole reason you paid $13.6 million was to acquire the net assets of Horne.


Note 11 - Employee Benefit Plan, page 35

10. We note that you have a defined contribution 401(k) plan available to all US employees. In future filings, please quantify the amount of expense recognized in your statements of operations in accordance with paragraph 11 of SFAS 132(R).

Note 16 - Segment Information, page 39

11. In future filings please provide a brief description of the unallocated costs and unallocated assets that you have assigned to your Corporate segment. Refer to paragraph 31 of SFAS 131.

Note 17 - Commitments and Contingencies - Legal Matters, page 41

12. We note your disclosures concerning the Section 16(b) claim. We read that you have agreed to accept 1 million shares of your own common stock in satisfaction of the amount owed to you by the Genovese
Defendants. Please explain to us how you determined that it was appropriate to recognize a gain on this transaction and the accounting literature that you relied upon. Also tell us if you recorded a receivable for the $2,275,000 owed to you by the Genovese Defendants, and if so, where it is classified on your balance sheet.

13. We note your discussion of the Plum Island Claim on page 43.
Please tell us, and revise future filings to disclose, your accounting policies concerning claims and, if applicable, change orders on contracts.

Form 10-Q for the period ended March 31, 2006

Note 11 - Subsequent Events, page11

14. Your disclosure indicates that "independent third-party advisors" valued your M&M subsidiary. In future filings either name these experts or delete your reference to them. We remind you that if you refer to and identify these experts, you must include their consents when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C.

Item 4. Controls and Procedures, page 21

15. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures are effective to ensure that information [you] are required to disclose in reports that [you] file or submit under the
Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your managements, including your chief executive officer and your chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e). Alternatively, in future filings you may simply state that your disclosure controls and procedures are effective or ineffective, without providing any part of the definition.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer
Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at
(202) 551-3768.

Sincerely,



John Cash
Branch Chief
Mr. Michael M. Megless
Spectrum Sciences and Software Holding Corp.
June 20, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE